Energy Edge Technologies Corporation

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

February 11, 2011

United States Securities and Exchange Commission

Attn: Mr. Hagen Ganem, Staff Attorney, and Mr. Dietrich King, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Energy Edge Technologies Corporation

Pre-effective Amendment No. 4 to Registration Statement on Form S-1

Filed January 31, 2011

   File No. 333-167853

 Dear Mr. Ganem and Mr. King:

We are writing in response to your comment letter dated February 7, 2011 regarding the above-referenced registration statement.  Our responses to your comments follow each of the comments below.

General

1.

Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

RESPONSE:  In reference to your comment, the financial statements included in the Registration Statement are less than 135 days old, as allowed and required under Rule 8-08 of Regulation S-X. The Company intends to file its year-end financial statements according to the deadlines required for reporting companies, March 31st., as allowed by Section 1220.1(b) of the Division of Corporate Finance’s Financial Reporting Manual.

Fee Table

2.

We note that the first paragraph under the fee table has been revised to state that selling security holders will offer their shares for resale at a fixed price of $0.20 per share.  Elsewhere in the prospectus (e.g., the prospectus cover page, the plan of distribution), you state that resales will be made at a fixed price of $0.10 per share.  Please reconcile this inconsistency and use a consistent price for the resale transaction throughout the prospectus.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE:  We have revised the first paragraph under the fee table to remain consistent throughout the Registration Statement in reference to the Selling Shareholders.

Plan of Distribution, page 33

3.

We note response to comment seven in our letter dated January 5, 2011.  Please revise your plan of distribution disclosure to reflect the substance of your response (i.e., explain that Mr. Holdsworth could resell shares for his own account while engaging in offers and sales on behalf of the company, that Mr. Holdsworth will use a broker for his own transactions, and how conflicts will be handled).

RESPONSE:  Per your suggestion, we have added the clarifications regarding Mr. Holdsworth’s personal shares as well as set forth the procedure for evaluating any conflicts of interest in the Plan of Distribution section. Please see page 36.

Management’s Discussion and Analysis or Plan of Operation, page 36

Liquidity, page 40

4.

We have received your response to comment 12 in our letter dated January 5, 2011.  As we previously requested, please enhance your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.

RESPONSE:  The Liquidity section has been updated and is now found on page 41.

Financial Statements for the Period Ended September 30, 2010

Balance Sheets, page 52

5.

We have reviewed your response to comment 16 in our letter dated January 5, 2011.  The column heading of your September 30, 2010 balance sheet still indicates that these amounts are unaudited, and you have now included a footnote stating that the December 31, 2009 amounts were derived from audited financial statements.  Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the December 31, 2009 balance sheet amounts are audited.  Please remove the footnote that states the December 31, 2009 amounts were derived from audited financial statements.  Please also remove the word “unaudited” from underneath your September 30, 2010 balance sheet column heading.

Hagen J. Ganem

Dietrich King

Securities and Exchange Commission

RESPONSE:  Thank you for your instruction in this matter. The Company has revised the Table of Contents and the Balance Sheet header and column headers to indicate that the September 30, 2010 and December 31, 2009 amounts were "Unaudited" and has removed all references to the December 31, 2009 amounts being "derived from audited." Please see pages 53-56.

Exhibit 5.1

6.

We note response to comment 18 in our letter dated January 5, 2011, and the revised opinion filed as Exhibit 5.1 to the registration statement.  Notwithstanding your response, the share numbers in the opinion still appear to be inaccurate insofar as they do not match the numbers in the prospectus.  Specifically, the prospectus indicates that the maximum size of your proposed primary offering is 20,000,000 shares and that the resale transaction covers 17,506,825 shares, while counsel’s opinion states that the primary offering covers 10,000,000 shares and the resale transaction covers 24,426,825 shares.  Please have counsel revise its opinion to accurately reflect the size of the registered offerings.

RESPONSE:  Exhibit 5.1 has been updated to accurately reflect the size of the registered offering.

Sincerely,

Robert Holdsworth

By:   /s/ Robert Holdsworth

Robert Holdsworth, President & Chief Executive Officer (Principal Executive Officer)